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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: June 30, 2001
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

Metromedia Fiber Network, Inc.
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

360 Hamilton Avenue
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City, State and Zip Code

White Plains, NY 10601
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

            For the past several weeks the Registrant has devoted its full time, energy and resources in an attempt to consummate financing transactions. Accordingly, the Registrant has been unable to complete, without unreasonable efforts and expense, all the work necessary to finalize its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 including the "Management's Discussion and Analysis of Financial Results of Operations" contained therein, within the prescribed time period. The Registrant's Quarterly Report on Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Robert Sokota                 201                531-8073
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Yes, there are significant changes in results of operations from the corresponding period for the last fiscal year as detailed below.

REVENUES

      Revenues for the second quarter of 2001 were $91.7 million or 112% greater than revenues of $43.3 million for the second quarter of 2000. Revenues for the six months ended June 30, 2001 were $168.6 million, or 124% greater than revenues of $75.2 million for the same period in 2000. The increases for the three and six months ended June 30, 2001, compared with the three and six months ended June 30, 2000 reflect higher revenues associated with commencement of service to an increased total number of customers and the inclusion of SiteSmith's revenue for the period from February 8, 2001 (acquisition date). Internet infrastructure revenue rose 74% to $56.6 million for the second quarter of 2001, compared with $32.6 million for the second quarter of 2000.

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Optical infrastructure revenues increased to $35.0 million, up 224% from the second quarter of 2000.

COST OF SALES

      Cost of sales was $76.9 million in the second quarter of 2001, a 63% increase over cost of sales of $47.1 million for the second quarter of 2000. Cost of sales for the six months ended June 30, 2001 was $142.1 million, or 72% greater than cost of sales of $82.7 million for the same period in 2000. The increase for the three and six months ended June 30, 2001, compared with the three and six months ended June 30, 2000, is primarily due to costs associated with an increased amount of customers and the costs associated with the operation of our networks and the inclusion of SiteSmith's cost of sales since the acquisition date. Cost of sales as percentages of revenue for the second quarters of 2001 and 2000 was 84% and 109%, respectively, and 84% and 110% for the six months ended June 30, 2001 and 2000, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

      Selling, general and administrative expenses increased to $59.7 million for the second quarter of 2001, from $28.0 million during the second quarter of 2000, an increase of $31.7 million or 113%. Selling, general and administrative expenses, for the six month period ended June 30, 2001 versus the six month period ended June 30, 2000 increased 119% to $121.9 million from $55.6 million. The increase in selling, general and administrative expenses in the three and six month periods ended June 30, 2001 as compared to the same periods in 2000 resulted primarily from the increased headcount and other overhead to support our network expansion as well as the inclusion of SiteSmith's results since the acquisition date. As a percentage of revenue, selling, general and administrative expenses were 65% and 72% for the three and six month periods ended June 30, 2001 compared to 65% and 74% for the comparable periods in 2000.

NON-CASH COMPENSATION

      Non-cash compensation increased by $17.7 million and $30.7 million, or 100% for the three and six months ended June 30, 2001 compared to the same periods in the prior year. Non-cash compensation is primarily attributable to the issuance of unvested stock options and restricted shares of stock in connection with the acquisition of SiteSmith.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

      EBITDA consists of earnings (losses) before income taxes plus all net interest expense, other income (expense), depreciation and amortization expense and losses from joint ventures. Although EBITDA is not a measure of financial performance under generally accepted accounting principles, it is a widely used financial measure of the potential capacity of a company to incur and service debt. We also believe that such calculation provides relevant and useful information for evaluating performance. However, EBITDA should not be considered as an alternative to measures of operating performance as determined by generally accepted accounting principles. As it is not calculated identically by all companies, our reported EBITDA may not be comparable to similarly titled measures used by other companies. In addition, there may be significant factors or trends that EBITDA fails to capture.

      For the three and six months ended June 30, 2001, we recognized EBITDA losses of $62.7 million and $126.0 million, respectively, compared with EBITDA losses for the three and six months ended June 30, 2000 of $31.8 million and $63.1 million, respectively. The increased EBITDA losses are primarily due to the recording of non-cash compensation charges in connection with the SiteSmith acquisition, higher fixed costs related to the operation of the network and increased overhead to support our network expansion.

DEPRECIATION AND AMORTIZATION

      Depreciation and amortization expense was $91.8 million and $163.3 million for the three and six months ended June 30, 2001, respectively, versus $40.0 million and $72.5 million for the three and six months ended June 30, 2000, respectively. This

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represents increases of $51.8 million and $90.8 million for the three and six months ended June 30, 2001 as compared to the same periods in 2000. The increase in depreciation and amortization expense resulted primarily from amortization of the goodwill relating to the acquisition of SiteSmith and increased investment in our completed fiber optic network and additional property and equipment acquired.

LOSS FROM OPERATIONS

      For the three and six months ended June 30, 2001 we recognized losses from operations of $154.5 million and $289.3 million, respectively. This represents an increased loss of $82.7 million for the three months ended June 30, 2001 from the $71.8 million loss from operations reported for the three months ended June 30, 2000, and an increased loss of $153.6 million for the six months ended June 30, 2001 from the $135.7 million loss from operations reported for the six months ended June 30, 2000. The increased loss from operations was attributable to the acquisition of SiteSmith and the related goodwill amortization and increased overhead and fixed costs to support our network expansion.

OTHER INCOME AND EXPENSE

      Other income and expense was a net expense of $12.1 million for the three months ended June 30, 2001, as compared to a net income of $36.8 million for the three months ended June 30, 2000. For the six months ended June 30, 2001, other income and expense was a net income amount of $15.6 million compared to a net income of $61.9 million for the six months ended June 30, 2000. The decreases in other income are primarily due to smaller cash balances generating less interest income, as well as a $24.3 million write down of our investment in FiberNet Telecom Group in the second quarter of 2001. These decreases were partially offset by a foreign currency gain of approximately $23.0 million for the six months ended June 30, 2001.

INTEREST EXPENSE

      Interest expense decreased in the three and six months ended June 30, 2001 to $38.3 million and $79.4 million, respectively, versus $55.7 million and $100.9 million, for the three and six months ended June 30, 2000, respectively. The decreased interest expense is due to the effect of the favorable exchange rate between the dollar and the Eurodollar on the expense due on our Eurodollar denominated debt, and an increase in capitalized interest.

NET LOSS

      We had net losses of $205.2 million and $353.5 million, respectively for the three and six months ended June 30, 2001, versus net losses of $92.0 million and $177.2 million, respectively for the comparable periods of 2000. For the three and six months ended June 30, 2001, basic net loss per share was $0.34 and $0.60, respectively, versus basic net loss per share of $0.17 and $0.33, respectively for the three and six months ended June 30, 2000.

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                  METROMEDIA FIBER NETWORK, INC. & SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN 000'S, EXCEPT PER SHARE AMOUNTS)


                                                                             THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                                  JUNE 30,                       JUNE 30,
                                                                          ------------------------      ------------------------
                                                                            2001            2000           2001           2000
                                                                          ---------      ---------      ---------      ---------
         Revenue                                                          $  91,652      $  43,315      $ 168,628      $  75,236

         Expenses:
          Cost of sales (excluding non-cash compensation
              in 2001 of $4,760 and $8,105, respectively)                    76,942         47,148        142,094         82,724
          Selling, general and administrative, (excluding
             non-cash compensation in 2001 of $12,892 and
             $22,556, respectively)                                          59,738         27,968        121,919         55,628
          Non-cash compensation                                              17,652             --         30,661             --
          Depreciation and amortization                                      91,842         40,045        163,275         72,534
                                                                          ---------      ---------      ---------      ---------
         Loss from operations                                              (154,522)       (71,846)      (289,321)      (135,650)
         Other income (expenses):
          Other income and expense                                          (12,131)        36,831         15,630         61,888
          Interest expense                                                  (38,275)       (55,689)       (79,416)      (100,869)
          Loss from joint ventures                                             (275)        (1,308)          (429)        (2,541)
                                                                          ---------      ---------      ---------      ---------
         Net loss                                                         $(205,203)     $ (92,012)     $(353,536)     $(177,172)
                                                                          =========      =========      =========      =========

         Net loss per share, basic                                        $   (0.34)     $   (0.17)     $   (0.60)     $   (0.33)
                                                                          =========      =========      =========      =========

         Net loss per share, diluted                                         N/A            N/A            N/A            N/A
                                                                          =========      =========      =========      =========

         Weighted average number of shares
          outstanding, basic                                                608,138        547,708        590,472        537,789
                                                                          =========      =========      =========      =========

         Weighted average number of shares
          outstanding, diluted                                               N/A            N/A            N/A            N/A
                                                                          =========      =========      =========      =========

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                       Metromedia Fiber Network, Inc.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  August 14, 2001                        By /s/ Gerard Benedetto
        ---------------------------------------    ----------------------------
                                                   Gerard Benedetto
                                                   Senior Vice President and
                                                   Chief Financial Officer
                                                   (Principal Financial and
                                                   Accounting Officer and
                                                   Duly Authorized Officer)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).